UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026
Commission File Number 000-51138

GRAVITY Co., Ltd.
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(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 03925, Korea
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GRAVITY REPORTS FIRST QUARTER OF 2026 RESULTS AND BUSINESS UPDATES

Seoul, South Korea – May 8, 2026 – GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today announced its unaudited financial results for the first quarter ended March 31, 2026, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and business updates.
FIRST QUARTER 2026 HIGHLIGHTS

•Total revenues were KRW 161,878 million (US$ 106,254 thousand), representing a 42.7% increase from the fourth quarter ended December 31, 2025 (“QoQ”) and a 17.8% increase from the first quarter ended March 31, 2025 (“YoY”).

•Operating profit was KRW 30,830 million (US$ 20,236 thousand), representing a 163.1% increase QoQ and a 24.7% increase YoY.

•Profit before income tax expenses was KRW 38,325 million (US$ 25,155 thousand), representing a 131.2% increase QoQ and a 34.7% increase YoY.

•Net profit attributable to parent company was KRW 29,394 million (US$ 19,294 thousand), representing a 138.7% increase QoQ and a 33.4% increase YoY.

REVIEW OF FIRST QUARTER 2026 FINANCIAL RESULTS

Revenues

Online game revenues for the first quarter of 2026 were KRW 25,906 million (US$ 17,004 thousand), representing a 9.8% increase QoQ from KRW 23,594 million and a 37.8% increase YoY from KRW 18,806 million. The increase QoQ was mainly attributable to increased revenue from Ragnarok Online in Japan. The increase YoY was largely due to increased revenue Ragnarok Online in Thailand and initial revenues from Ragnarok Online America Latina launched in Latin America on May 28, 2025.

Mobile game revenues were KRW 132,800 million (US$ 87,168 thousand) for the first quarter of 2026, representing a 54.1% increase QoQ from KRW 86,175 million and a 15.0% increase YoY from KRW 115,486 million. The increase QoQ attributed to initial revenues from Ragnarok: The New World launched in Taiwan, Hong Kong and Macau on January 15, 2026, increased revenues from Ragnarok X: Next Generation in Global and initial revenues from Ragnarok Origin Classic launched in Southeast Asia (except Vietnam), Taiwan, Hong Kong, Macau and Korea on March 26, 2026. Such increase was partially offset by decreased revenues from Ragnarok: Twilight in Southeast Asia and Ragnarok M: Classic in Taiwan, Hong Kong, Macau and Global. The increase YoY was largely due to initial revenue from Ragnarok: The New World launched in Taiwan, Hong Kong and Macau on January 15, 2026 and increased revenue from Ragnarok X: Next Generation in Global. Such increase was partially offset by decreased revenues from Ragnarok M: Classic in Southeast Asia, Ragnarok: Rebirth in Taiwan, Hong Kong and Macau and Ragnarok Origin in Southeast Asia.

Other revenues were KRW 3,172 million (US$ 2,082 thousand) for the first quarter of 2026, representing a 13.8% decrease QoQ from KRW 3,681 million and remaining flat YoY from KRW 3,172 million.

Cost of Revenue

Cost of revenue was KRW 110,224 million (US$ 72,349 thousand) for the first quarter of 2026, representing a 48.4% increase QoQ from KRW 74,262 million and a 26.0% increase YoY from KRW 87,458 million. The increase QoQ was mainly due to initial commission paid for mobile game service related to Ragnarok: The New World in Taiwan, Hong Kong and Macau. The increase YoY was primarily due to initial commission paid for mobile game service related to Ragnarok: The New World in Taiwan, Hong Kong and Macau and increased commissions paid for mobile game services related to Ragnarok X: Next Generation in Global and Ragnarok: Twilight in Southeast Asia.

Operating Expenses

Operating expenses were KRW 20,824 million (US$ 13,669 thousand) for the first quarter of 2026, representing a 24.2% decrease QoQ from KRW 27,468 million and a 17.6% decrease YoY from KRW 25,276 million. The decrease QoQ was mainly due to decreased advertising expenses for Ragnarok Online in Thailand, Nobunaga's Ambition: The Road to the World in Japan and Ragnarok Abyss in Southeast Asia, and impairment losses on other non-current assets. The decrease YoY was mainly due to decreased advertising expenses for Ragnarok Idle Adventure Plus in Global, Ragnarok Begins in Taiwan, Hong Kong and Macau and Ragnarok V: Returns in Thailand, Indonesia and Philippines, and research and development expenses.

Profit Before Income Tax Expense

Profit before income tax expense was KRW 38,325 million (US$ 25,155 thousand) for the first quarter of 2026 compared with profit before income tax expense of KRW 16,576 million for the fourth quarter of 2025 and profit before income tax expense of KRW 28,450 million for the first quarter of 2025.

Net Profit

As a result of the foregoing factors, Gravity recorded a net profit attributable to parent company of KRW 29,394 million (US$ 19,294 thousand) for the first quarter of 2026 compared with net profit attributable to parent company of KRW 12,312 million for the fourth quarter of 2025 and a net profit attributable to parent company of KRW 22,038 million for the first quarter of 2025.

Liquidity

The balance of cash and cash equivalents and short-term financial instruments was KRW 611,615 million (US$ 401,454 thousand) as of March 31, 2026.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the exchange rate of KRW 1,523.50 to US$ 1.00, the noon buying rate in effect on March 31, 2026 as quoted by the Federal Reserve Bank of New York.

GRAVITY BUSINESS UPDATES

Ragnarok Online IP-based Games

•Ragnarok Online 3, an MMORPG Mobile and PC game

Ragnarok Online 3 plans to be launched in China in the first quarter of 2027 and is underway for its launch in Global within 2027.

•Ragnarok M: Classic, an MMORPG Mobile and PC game

Ragnarok M: Classic will be launched in Korea in July 2026.

•Ragnarok: The New World, an MMORPG Mobile and PC game

Ragnarok: The New World will be launched in Southeast Asia (except Vietnam) in July 2026, and Global (except Southeast Asia, China, Taiwan, Hong Kong, Macau, Korea and CIS) in the fourth quarter of 2026.

•Ragnarok Origin Classic, an MMORPG Mobile and PC game

Ragnarok Origin Classic, a renewal game of Ragnarok Origin, was officially launched in Korea, Taiwan, Hong Kong, Macau and Southeast Asia (except Vietnam) on March 26, 2026 and will be launched in North, Central and South America in the third quarter of 2026.

•Ragnarok Abyss, an MMOARPG Mobile and PC game

Ragnarok Abyss will be launched in Taiwan, Hong Kong, Macau and China in the second half of 2026 and is underway for its launch in Southeast Asia and Korea.

•Ragnarok: Midgard Senki, a 2D MMORPG Mobile game

Ragnarok: Midgard Senki will be launched in Taiwan, Hong Kong and Macau in the second half of 2026 and is underway for its launch in Southeast Asia.

•Ragnarok: Twilight, an MMORPG Mobile game

Ragnarok: Twilight was officially launched on Huawei AppGallery (H5) in Southeast Asia (except Vietnam) on March 27, 2026. Ragnarok: Twilight Global will be launched in Global (except China, Taiwan, Hong Kong, Macau, Southeast Asia, Vietnam, Korea and Japan) in the second quarter of 2026.

•Ragnarok: Back to Glory, a 3D MMORPG Mobile game

Ragnarok: Back to Glory will be launched in Global (except China, Japan, Korea, Southeast Asia, Taiwan, Hong Kong, Macau, Brazil and CIS) in the second half of 2026.

•Ragnarok Zero: Global, an MMORPG PC game

Ragnarok Zero: Global will be launched in Southeast Asia, Europe and Oceania in the third quarter of 2026.

Other IP-based Games

•Wizmans World Re: Try, a JRPG Remaster Console and PC game

Wizmans World Re: Try was officially launched in Global on February 19, 2026.

•Requiem M, an MMORPG Mobile game

Requiem M will be launched in Korea in the second quarter of 2026.

•Jaleco Arcade Collection, a Retro Console and PC game

Jaleco Arcade Collection will be launched in Global in the second half of 2026.

•LIGHT ODYSSEY, a Boss Rush Action and Soul-like Console and PC game

LIGHT ODYSSEY will be launched in Global in the second half of 2026.

•Hashire HEBEREKE: EX, a Racing and Remake Console and PC game

Hashire HEBEREKE: EX will be launched in Global in the second half of 2026.

•GALVATEIN: Adventure's Guild, a Simulation Console and PC game

GALVATEIN: Adventure's Guild will be launched in Global in the second half of 2026.

•Final Knight, an Action RPG Console and PC game

Final Knight will be launched in Global in the first half of 2027.

Expansion of Ragnarok IP-business

RAGNAROK OST albums were released in sequence between March 20, 2026 and April 3, 2026, featuring 213 tracks, including the iconic theme songs of Ragnarok Online. The soundtrack is available on over 30 global streaming platforms.

Investor Presentation

Gravity issued an investor presentation. The presentation contains the Company’s recent business updates, results of the first quarter in 2026 and Gravity’s business plan. The presentation can be found on the Company’s website under the IR Archives section at https://www.gravity.co.kr/en/ir/updates. Korean and Japanese versions of the presentation are also provided on the website.

About GRAVITY Co., Ltd. ---------------------------------------------------
Gravity is a developer and publisher of online and mobile games. Gravity's principal product, Ragnarok Online, is a popular online game in many markets, including Japan and Taiwan, and is currently commercially offered in 91 regions. For more information about Gravity, please visit http://www.gravity.co.kr.
Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe”, “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2025 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:
Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr

Ms. Jin Lee
Ms. Jimin Park
IR Unit
Gravity Co., Ltd.
Email: ir@gravity.co.kr
Telephone: +82-2-2132-7800

GRAVITY Co., Ltd.
Consolidated Statements of Financial Position

(In millions of KRW and thousands of US$)

	As of
	31-Dec-25		31-Mar-26
	KRW	US$	KRW	US$
	(audited)	(unaudited)	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	203,599	133,639	209,873	137,757
Short-term financial instruments	415,034	272,421	401,742	263,697
Accounts receivable, net	56,318	36,966	83,935	55,094
Other receivables, net	2,904	1,906	3,174	2,083
Prepaid expenses	13,766	9,036	21,315	13,991
Other current financial assets	4,333	2,844	4,894	3,212
Other current assets	2,559	1,680	2,252	1,478
Total current assets	698,513	458,492	727,185	477,312
Property and equipment, net	10,770	7,069	10,122	6,644
Intangible assets, net	7,157	4,698	6,387	4,192
Deferred tax assets	7,209	4,732	6,811	4,471
Other non-current financial assets	3,812	2,502	4,290	2,816
Other non-current assets	15,201	9,978	38,026	24,960
Total assets	742,662	487,471	792,821	520,395
Liabilities and Equity
Current liabilities:
Accounts payable	61,927	40,648	72,596	47,651
Deferred revenue	21,501	14,113	20,864	13,695
Withholdings	1,655	1,086	2,044	1,342
Accrued expense	2,597	1,705	2,054	1,348
Income tax payable	4,633	3,041	9,425	6,186
Other current liabilities	3,718	2,440	3,881	2,547
Total current liabilities	96,031	63,033	110,864	72,769
Long-term account payables	623	409	623	409
Long-term deferred revenue	410	269	781	513
Deferred tax liabilities	1,736	1,140	1,737	1,140
Other non-current liabilities	6,496	4,264	5,811	3,814
Total liabilities	105,296	69,115	119,816	78,645
Share capital	3,474	2,280	3,474	2,280
Capital surplus	26,979	17,709	26,979	17,709
Other components of equity	25,523	16,753	31,750	20,841
Retained earnings	580,882	381,281	610,276	400,575
Equity attributable to owners of the Parent Company	636,858	418,023	672,479	441,405
Non-controlling interest	508	333	526	345
Total equity	637,366	418,356	673,005	441,750
Total liabilities and equity	742,662	487,471	792,821	520,395

* For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,523.50 to US$ 1.00, the noon buying rate in effect on March 31, 2026 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.
Consolidated Statements of Comprehensive Income

(In millions of KRW and thousands of US$ except for share and ADS data)

	Three months ended
	31-Dec-25		31-Mar-25		31-Mar-26
	(KRW)	(US$)	(KRW)	(US$)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online games	23,594	15,487	18,806	12,344	25,906	17,004
Mobile games	86,175	56,564	115,486	75,803	132,800	87,168
Other revenue	3,681	2,416	3,172	2,082	3,172	2,082
Total net revenue	113,450	74,467	137,464	90,229	161,878	106,254
Cost of revenue	74,262	48,744	87,458	57,406	110,224	72,349
Gross profit	39,188	25,723	50,006	32,823	51,654	33,905
Operating expenses:
Selling, general and administrative expenses	24,881	16,331	21,859	14,348	19,609	12,871
Research and development	1,455	955	3,431	2,252	1,133	744
Others, net	1,132	743	(14)	(9)	82	54
Total operating expenses	27,468	18,029	25,276	16,591	20,824	13,669
Operating profit	11,720	7,694	24,730	16,232	30,830	20,236
Finance income(costs):
Finance income	7,948	5,217	10,717	7,034	9,871	6,479
Finance costs	(3,092)	(2,030)	(6,997)	(4,593)	(2,376)	(1,560)
Profit before income tax	16,576	10,881	28,450	18,673	38,325	25,155
Income tax expense	4,409	2,894	6,372	4,182	8,934	5,863
Profit for the year	12,167	7,987	22,078	14,491	29,391	19,292
Profit attributable to:
Non-controlling interest	(145)	(95)	40	26	(3)	(2)
Owners of Parent company	12,312	8,082	22,038	14,465	29,394	19,294
Earning per share
- Basic and diluted	1,772	1.16	3,171	2.08	4,230	2.78
Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900
Earning per ADS
- Basic and diluted	1,772	1.16	3,171	2.08	4,230	2.78

* For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,523.50 to US$1.00, the noon buying rate in effect on March 31, 2026 as quoted by the Federal Reserve Bank of New York.
(1) Each ADS represents one common share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer
Date: May 8, 2026